Filed by Aegon Ltd. Pursuant to Rule 425 under the Securities Act of 1933 Subject Company: Aegon Ltd. Commission File No. : 001-10882 Welcome Annual General Meeting of Shareholders Bermuda, June 10, 2026

Disclaimer Important Information for Investors and Securityholders This communication is not intended to and does not constitute an offer to sell, buy or exchange or the solicitation of an off er to sell, buy or exchange any securities or the solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, purchase, or exchange of securities or solicitation of any vote or approval in any jurisdiction in contravention of applicable law In connection with the proposed corporate reorganization that includes, among other things, t he domestication and continuation of Aegon as a Delaware corporation (the “ Redomiciliation ”), Aegon will file a registration statement on a Form F -4, which includes a U.S. Shareholder Circular (the “Proxy Statement/Prospectus”), with the U.S. Securities and Exchange Commission (the “SEC”). Aegon plans to mail the definitive Proxy Statement/Prospectus to its shareholders in connection with the proposed Redomiciliation ahead of calling an extraordinary general meeting of shareholders contemplated in Q4 2026. INVESTORS AND SECURITYHOLDERS OF AEGON ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS FILED OR TO BE FIL ED WITH THE SEC CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT AEGON, ITS PROPOSED REDOMICILI ATION AND RELATED MATTERS. Investors and securityholders will be able to obtain free copies of the definitive Proxy Statement/Prospectu s (when available) and other documents filed with the SEC by Aegon through the website maintained by the SEC at www.sec.gov (http://www.sec.gov/). In addition, investors and securityholders will be able to obtain free copies of the documents filed with the SEC on Aegon’s website at www.aegon.com/redomiciliation (http://www.aegon.com/redomiciliation) or by contacting Aegon’s Investor Relations, World Trade Center, Schiphol Boulevard 223, 1118 BH Schiphol, The Netherlands, Tel: + 3120 -259 -2500. E -mail: ir@aegon.com Participants in the Solicitation Aegon, its directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from Aegon’s securityholders in respect of the proposed transactions under the rules of the SEC. Information regarding the persons who may , under the rules of the SEC, be deemed participants in the solicitation of Aegon’s securityholders. in connection with the proposed Redomiciliation , including a description of their respective direct or indirect interests, by security holdings or otherwise, is included in the Proxy Statement/Prospectus described above. Additional information rega rding Aegon’s directors and executive officers regarding the interests of such potential participants is also included in Aegon’s 20 -F, which was filed with the SEC on March 3 0, 2026. This document is available free of charge as described from the SEC’s website at www.sec.gov. Forward -looking statements This communication contains certain forward -looking statements with respect to the financial condition, results of operations an d business of Aegon, and certain of its plans and objectives with respect to these items, and in particular with respect to the change of legal domicile. By their nature, forward-looking statements involve risk and uncertainty, because they relate to future events and circumstances, and there are many factors that could cause actual resul ts and developments to differ materially from those expressed or implied by forward -looking statements, including, without limitation, (i) the proposed Redomiciliation may not be completed in a timely manner or at all; (ii) the failure to realize the anticipated benefits of the proposed Redomiciliation ; (iii) the possibility that any or all of the various conditions to the consummation of the proposed Redomiciliation may not be satisfied or waived; (iv) the effect of the pendency of the proposed Redomiciliation on our ability to retain and hire key personnel, or its operating results and business generally and (v) the effects of the proposed Redomiciliation on trading, liquidity and the price of Aegon’s securities and other important factors described in the section titled “Risk Factors” in Aegon’s 2025 Annual Report on Form 20 -F for more details. Aegon disclaims any obligation to update or revise any forward -looking statements contained in these documents, other than to the extent required by applicable law. 2

David Herzog Chair of the Board of Directors

Agenda item 1 Opening 4

Annual Report and Agenda item 2 Annual Accounts 2025 5

Business Overview 2025, update on the redomiciliation Agenda items 2.1 and 2.2 process , and presentation of the Annual Accounts 2025 6

Lard Friese CEO

Welcome 8

Transforming Aegon ▪ Solid 2025 results demonstrate strength of strategy and ability to deliver on ambitions ▪ Delivered or exceeded financial targets set at CMD 2023 ▪ Continued to return capital to shareholders through dividends and share buybacks ▪ Unlocking next chapter in Aegon’s transformation: to become a leading U.S. life insurance and retirement group 9

Delivering on commitments Financial targets for 2025 (in EUR million) 1 Operating capital generation US Financial Assets capital employed US capital employed (in USD billion) (in USD billion) 5.6 9.1 1,460 8.6 7.9 1,287 1,280 3.9 45% 34% Financial Assets ✓ 62% 2.7 ✓ 66% Strategic Assets 55% 38% FY20 FY23 FY25 FY20 FY23 FY25 FY20 FY23 FY25 Free cash flow Dividend per share Gross financial leverage (in EUR) 0.40 5,969 829 715 5,064 4,850 ✓ 0.30 ✓ 530 0.21 ✓ 0.12 0.19 FY20 FY23 FY25 FY20 FY23 FY25 FY20 FY23 FY25 Target from 2023 CMD 10 1. Before Holding funding and operating expenses

Strong commercial momentum at Transamerica Americas Protection Solutions Distribution Savings & Investments WFG licensed agents New individual life sales Net deposits mid -sized plans (number in thousand) (in USD billion) (in USD million) 96 1.1 617 86 473 0.6 36 36 37 36 FY24 FY25 FY24 FY25 FY24 FY25 Multi-ticket agents 11

Commercial momentum in other units International Asset Management New life sales Third-party net deposits (in EUR million) (in EUR billion) 269 13.7 266 24 27 37 4.5 35 64 71 9.2 3.1 144 132 2.1 1.0 FY24 FY25 FY24 FY25 TLB and others Strategic Partnerships Spain & Portugal Global Platforms China Brazil 12

Our purpose guided our actions ▪ Supporting customers in making confident financial choices ▪ More focused and data -driven approach to sustainability ▪ External recognition for sustainability approach 13

Our transformation journey since 2020 Our vision: Increasing focus Leader in investment, Building foundations protection, and retirement Implementing strategy solutions 14 14

Relocating to the US ▪ Focusing on the large and growing US market for life, protection and retirement solutions ▪ Building a bigger, broader, and more profitable US life insurance and retirement industry leader The Next Frontier: to become a leading ▪ After the relocation, Aegon Ltd. will continue its journey under the Transamerica brand US life insurance and retirement grou p ▪ Aegon’s main shareholder, Vereniging Aegon, considers the decision to relocate to the US an important and positive step for Aegon and supports the new governance proposal for Aegon 15 15

Timeline to complete the relocation 4Q 2026 Aim for Jan. 1, 2028 Legal domicile & EGM for approval Transition of legal seat and group regulator 1 of relocation regulator ; Aegon becomes domestic issuer Feb. 2027 Aug. 2027 2H 2027 Aim for Jan. 1, 2028 Group Update on Update on CMD Renaming Aegon Ltd. to headquarters timeline timeline Transamerica Inc. 2026 2027 2028 Feb. 2027 Aug. 2027 2H 2027 Feb. 2028 May 2028 Transition to IFRS reporting IFRS reporting US GAAP First US GAAP US GAAP US GAAP FY 2026 1H 2027 comparables reporting FY27 reporting incl. SEC 10 -K filing 1Q28 If needed, potential deferral of these milestones 16 1. Lead and scope of group supervision will be reassessed by relevant regulators at the time of the redomiciliation

▪ Continued strong progress on Aegon’s transformation ▪ Continued to deliver or outperform on our financial commitments Concluding remarks ▪ Ready for the next frontier ▪ Extraordinary General Meeting (EGM) in fourth quarter of 2026 17

Thank you

Extraordinary General Timeline and agenda Meeting of Shareholders items 19

Path to the EGM redomiciliation vote – indicative timeline Multiple opportunities for engagement leading to the EGM Proposed governance framework and Transition to US domestic agreement with Vereniging Aegon on issuer subject to US GAAP EGM investor Investor engagement on 1 go-forward structure announced and SEC reporting engagement governance framework Through H1 2028 May 2026 Jun./Jul. 2026 Sept./Oct. 2026 4Q 2026 Dec. 10, 2025 Jun. 10, 2026 EGM to approve Capital Markets Day AGM redomiciliation Redomiciliation EGM Agenda announced following 1. Approval of Redomiciliation to the United States and rigorous Board -led Constitutional Documents Amendments to Support U.S. - strategic review Aligned Governance Framework 2. Approval of New Omnibus Share Plan 20 1. Informed by input from these engagements following the announcement in May, the governance framework will be finalized in a Form F-4 registration statement filed with the SEC.

Business Overview 2025 , update on the redomiciliation Agenda items 2.1 and 2.2 process, and presentation of the Annual Accounts 2025 21

Agenda item 2.3 Remuneration Report 2025 Advisory vote 22

Mark Ellman Chair of the Compensation & Human Resource Committee

Report content as published in the 2025 Integrated Annual Report ▪ Business and remuneration highlights 2025 Remuneration ▪ Remuneration at Aegon in general ▪ Remuneration Report regarding the Non - Report Executive Directors ▪ Remuneration Report regarding the Executive Director

2025 Non-Executive Director remuneration 1 2 In EUR thousand Retainer cash Retainer shares Benefits Total 2025 Total 2024 As of June 12, 2025 81 28 109 David Herzog Chair as of November 13, 2025 Until November 12, 2025 William Connelly 325 108 433 500 Mark Ellman 130 30 160 153 Corien Wortmann 130 30 160 160 As of June 12, 2025 Lori Fouché 60 15 75 Until June 12, 2025 Dona Young 75 15 90 240 As of June 12, 2025 Jay Ralph 60 15 75 Caroline Ramsay 140 30 22 192 189 Thomas Wellauer 125 30 17 172 162 Jack McGarry 140 30 170 170 Karen Fawcett 125 30 155 155 Albert Benchimol 123 30 153 75 Total 1,514 397 39 1,943 1,804 1 Fees for Board membership and membership of the Board’s Committees combined. 2 These include Employer Social Security premiums where applicable. 25

CEO remuneration 1 Allocated remuneration in 2025 In EUR 2 Salary STI Pension Benefits Total 2025 Total 2024 thousand 1,365 1,869 205 103 3,542 3,385 2025 Short -Term Incentive outcome Performance metrics Weight Target Result Score Operating Capital Generation 45% 1,187 1,287 142% Commercial metric 40% 100% 132% 132% ESG metric 15% 100% See below 133% Employee Engagement 10% 76% 76% 100% Weighted Average Carbon Intensity 5% -51% -54% 200% Short -Term Incentive Outcome 137% 1 Excluding the open cycle Long -Term Incentive 2025 -2027. 2 Awarded in relation to 2025 plan year. 26

CEO remuneration continued 2026 Compensation package In EUR Target Total Salary Pension Target STI Target LTI thousand Compensation 221 1,472 3,685 1,474 6,854 15% 100% 250% Open cycle Long -Term Incentive Plans At target grant Value at grant date Holding LTI cycle (# of shares) (in EUR thousand) Vesting Year period 2024 -2026 453,962 2,389 2027 2 years 2025 -2027 413,923 2,389 2028 2 years 2026 -2028 557,488 3,685 2029 2 years 27

Agenda item 2.3 Remuneration Report 2025 Advisory vote 28

▪ Please submit your vote by clicking on “for”, “against”, or “withheld” ▪ You can change your vote until the voting is closed ▪ A vote confirmation will be displayed Click here to vote How to vote 29

Approval of the final dividend Agenda item 2.4 2025 Voting item 30

Dividend ▪ It is proposed that the final dividend for 2025 will amount to EUR 0.21 per common share and EUR 0.00525 per common share B ▪ If approved, and in combination with the interim dividend paid over the first half of 2025, Aegon’s total dividend over 2025 will amount to EUR 0.40 per common share and EUR 0.01 per common share B ▪ Aegon’s dividends are paid in cash €0.40 €0.35 €0.30 €0.21 €0.23 €0.19 €0.16 €0.17 €0.12 €0.12 €0.09 €0.19 €0.06 Final €0.16 €0.14 €0.11 €0.08 Interim €0.06 2020 2021 2024 2025 2022 2023 31

Proposal to appoint Agenda item 3 .1 EY as independent auditor for the 2027 financial year Voting item 32

Composition of the Board Agenda item 4 of Directors of Aegon Voting item 33

Approval of alteration of bye-law 21.2 and extension of Mr. Lard Friese’s term as Executive Director (CEO) of the Agenda item 4.1 Board of Directors until the end of the AGM in 2030 Voting item 34

Mr. Lard Friese ▪ Age: 63 ▪ Nationality: Dutch ▪ Main occupation: CEO and Chairman of the Executive Committee of Aegon Ltd. ▪ Shares in Aegon: 401,874 Memberships of other Boards: ▪ Chairman of the Board of Directors of the Geneva Association ▪ Member of the Supervisory Board of Pon Holdings B.V. (non-listed) 35

Election of Ms. Leni Boeren as member of the Board of Agenda item 4.2 Directors until the end of the AGM in 2030 Voting item 36

Ms. Leni Boeren ▪ Age: 62 ▪ Nationality: Dutch ▪ Main occupation: Non -Executive Director ▪ Shares in Aegon: none Memberships of other Boards: ▪ Non-Executive member of the Board of Directors of Air France -KLM (listed) ▪ Member of the Supervisory Board of NIBC Bank ▪ Vice -Chair of the Supervisory Board of Mollie ▪ Chair of the Supervisory Board of Ohpen 37

Composition of the Board Agenda item 4 of Directors of Aegon Voting item 38

Exclusion of pre -emptive Agenda item 5 rights and acquisition of shares Voting item 39

Authorization of the Board of Directors to restrict or exclude pre-emptive rights in connection with an issuance of common shares of less than Agenda item 5.1 10% of the Company’s issued share capital Voting item 40

Authorization of the Board of Directors to restrict or exclude pre-emptive rights in connection with a rights issue in excess of 10% of the Agenda item 5.2 Company’s issued share capital Voting item 41

Authorization of the Board of Agenda item 5.3 Directors to acquire shares in the Company Voting item 42

Exclusion of pre -emptive Agenda item 5 rights and acquisition of shares Voting item 43

Voting results

Agenda item 6 Any Other Business 45

Agenda item 7 Closing 46

Thank you

End of Aegon’s 2026 Annual General Meeting of Shareholders